EXHIBIT 10.40
March 6, 2009
Benjamin G. Wolff
2300 Carillon Point
Kirkland, WA 98033
Dear Ben,
On behalf of the Board of Directors of Clearwire Corporation, I am pleased to confirm our offer to you for the position of Co-Chairman for Clearwire Corporation. This offer has been approved by the Compensation Committee of the Board. Outlined below are the specific details regarding your new position with Clearwire.

Start Date:	March 10, 2009

Reports to:	Board of Directors

Location:	Kirkland, WA

Base salary:	$750,000 annually (paid bi-weekly)

Bonus Target:	100% of base salary paid annually based on company and individual performance. You will be eligible for a full year bonus for 2009 to be paid in March, 2010. Your bonus for 2008 will be paid in March 2009 as scheduled.

Stock Awards:	2,000,000 Restricted Stock Units (RSUs) and 1,000,000 stock options with an expected date of grant of the start date. Both the options and RSUs vest over 4 years, 25% per year. Upon any termination of employment, whether voluntary or involuntary, the exercise period for all vested Clearwire stock options that you hold shall be extended until the end of their term. Details regarding your new awards will be provided to you separately.

Benefits:	You will be eligible for the same benefits offered to the company’s CEO.

Time Off:	You will be eligible for a total paid time off consistent with that offered to the company’s CEO, and you will be credited with all accrued vacation time to date. You will continue to be eligible for the three month paid sabbatical referenced in your prior offer letter.

Non-compete:	The term of your existing non-compete shall continue until the first anniversary of your voluntary separation from the company, or, in the case of involuntary termination other than for cause or constructive termination, the date of such termination, at which time your non-compete agreement shall expire and be of no further force or effect.

Severance Benefits:	You have agreed to waive your severance benefits under Clearwire’s Change in Control Severance Plan dated March 25, 2008 (the “Plan”), and you acknowledge that you are not entitled to any compensation under the Plan either now or in the future.

In the event, your employment as Co-Chairman is terminated involuntarily for a reason other than cause, or in the event of constructive termination, the vesting on all of your stock compensation awards will be accelerated by two years.

Other Compensation:	The company will pay you $1,500,000 on the Start Date, and an additional $3,000,000 on January 4, 2010 which shall be paid without condition or exception.
While we expect that your tenure at Clearwire will be successful, please understand that your employment, like that of all of our employees, is terminable at will, meaning that either you or the Company can end the employment relationship at any time for any reason.
Please indicate your acceptance of this offer by signing below and returning it to Craig McCaw, 2300 Carillon Point, Kirkland, WA 98033 no later than March 12, 2009.
Sincerely,
Craig McCaw
Chairman of the Board

/s/ BENJAMIN G. WOLFF	MARCH 7, 2009

Accepted	Date